Direct Owners/Executive Officers

Organization CRD Number: 19714

Organization Name: BARCLAYS CAPITAL INC.

Organization SEC Number: 8-41342

Applicant Name: BARCLAYS CAPITAL INC.

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Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
BARCLAYS GROUP US INC.	Domestic Entity	OWNS BARCLAYS CAPITAL INC.	12/1999	75% or more	Y	N	13-3249618
O'CONNOR, CLAIRE SCHOLZ	Individual	BOARD DIRECTOR	09/2018	Less than 5%	Y	N	1907247
NOTO, JOSEPH C	Individual	BOARD DIRECTOR	09/2018	Less than 5%	Y	N	4688658
LAROCCA, GERARD SEBASTIAN	Individual	PRESIDENT	01/2011	Less than 5%	Y	N	2683227
MELI, JEFFREY ANTHONY	Individual	CO-HEAD OF RESEARCH	07/2015	Less than 5%	N	N	4477654
JAISING, RAHUL	Individual	ROSFP - PRIME SERVICES	08/2013	Less than 5%	N	N	4754959
BANCONE, ANTHONY	Individual	ROSFP - DISTRIBUTION	08/2013	Less than 5%	N	N	1790892
ABREU, JULIAN JAVIER	Individual	ROSFP - PRIME SERVICES	03/2019	Less than 5%	N	N	5160018
FUQUA, JAMES	Individual	CHIEF LEGAL OFFICER	11/2018	Less than 5%	N	N	2933658
LAROCCA, GERARD SEBASTIAN	Individual	BOARD DIRECTOR	10/2005	Less than 5%	Y	N	2683227
LUBLINSKY, MICHAEL	Individual	CHIEF EXECUTIVE OFFICER	02/2018	Less than 5%	Y	N	2655249
LUBLINSKY, MICHAEL	Individual	BOARD DIRECTOR	02/2018	Less than 5%	Y	N	2655249
FORREST, MONTY LEE	Individual	BOARD DIRECTOR	05/2015	Less than 5%	Y	N	5812639
FORREST, MONTY LEE	Individual	CHIEF OPERATIONS OFFICER	05/2015	Less than 5%	Y	N	5812639
BARNES, MURRAY CHARLES	Individual	BOARD DIRECTOR	04/2018	Less than 5%	Y	N	5773694
LARSON, MATTHEW SCOTT	Individual	CHIEF FINANCIAL OFFICER	06/2017	Less than 5%	Y	N	2605152
LARSON, MATTHEW	Individual	BOARD DIRECTOR	06/2017	Less than 5%	Y	N	2605152

SCOTT ZACHARIA, ZACHARIA	Individual	CHIEF COMPLIANCE OFFICER	05/2019	Less than 5%	N	N	[2440444](2440444)

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